July 22, 2011

Filed Via EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	JNLY Separate Account I ("Registrant") of Jackson National Life Insurance Company of New York
(File Nos. 333-_________  and 811-08401)

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 202 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (the “Prospectus”) is substantially identical to the prospectus contained in the amendment to the registration statement on Form N-4 filed on April 27, 2011 (File Nos. 333-118370 and 811-08401) as updated by the supplement contained in the amendment to the registration statement on Form N-4 filed on May 19, 2011 (the "Prior Filing"), except the Prospectus describes only currently offered features and contains updated Investment Division information.  The Prior Filing has been the subject of review and comment by the Commission Staff.  Pursuant to comments made by the Commission Staff and discussions between Registrant’s outside counsel, Joan E. Boros, and Commission Staff members, William Kotapish and Michael Kosoff, the Prospectus is now being filed in a new N-4 registration statement.

Registrant notes that the Prospectus includes the changes made as the result of the Commission Staff’s June 23, 2011 comments to the Prior Filing.  Upon effectiveness of the Initial Registration Statement, Registrant will discontinue new contract offerings under the Prior Filing and future offerings will be made pursuant to the Initial Registration Statement.   Based on the foregoing, Registrant is requesting selective review.

Under separate cover to the Commission Staff reviewer, we are providing a courtesy copy of the Prospectus.  If you have any questions, please call me at (517) 367-3872, or Joan E. Boros, Jorden Burt LLP at (202) 965-8150.

Yours truly,

/s/ FRANK J. JULIAN

Frank J. Julian
Associate General Counsel

cc:           Alison T. White
Joan E. Boros